EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

For the years ended March 31, 2011, 2010 and 2009

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc. which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, cash flows, comprehensive loss and accumulated other comprehensive income and shareholders equity for the years ended March 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended March 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 19, 2011
(except as to Note 18 which
is as of January 23, 2012)

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
As at March 31,

	2011	2010
ASSETS

Current
Cash and cash equivalents	$48,370,004	$11,095,799
Investments (Note 5)	353,501	2,875,968
Receivables	577,737	570,836
Prepaid expenses	377,180	150,996
Gold inventory	71,721	-
	49,750,143	14,693,599

Restricted cash (Note 6)	387,124	236,558
Equipment (Note 7)	314,916	375,015
Equity held investment (Note 8)	79,121	-
Mineral properties (Note 9)	9,693,830	10,109,487
Reclamation bonds (Note 10)	413,037	273,583
	$60,638,171	$25,688,242

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,405,012	$718,031
Advances from joint venture partners	197,188	382,874
	1,602,200	1,100,905

Future income tax liability (Note 14)	2,534,458	3,131,547
	4,136,658	4,232,452

Shareholders' equity
Capital stock (Note 11)	75,058,770	31,984,129
Commitment to issue shares (Note 11)	491,996	100,365
Contributed surplus (Note 11)	5,393,723	3,407,896
Accumulated other comprehensive income	-	864,848
Deficit	(24,442,976)	(14,901,448)
	56,501,513	21,455,790

	$60,638,171	$25,688,242

Nature of operations (Note 1)
Subsequent events (Note 17)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010	2009

EXPLORATION EXPENDITURES (Note 9)	$10,941,182	$7,856,900	$10,672,774
Less: recoveries	(6,185,414)	(5,261,860)	(8,510,438)
	4,755,768	2,595,040	2,162,336

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	986,600	607,713	328,934
Amortization	1,402	11,331	35,741
Consulting	1,266,227	692,308	396,150
Investor relations and shareholder information	228,411	316,419	393,531
Professional fees	495,510	238,119	114,657
Stock-based compensation (Note 11)	2,819,284	479,437	284,491
Transfer agent and filing fees	146,715	71,702	64,329
	5,944,149	2,417,029	1,617,833
Loss before other items	(10,699,917)	(5,012,069)	(3,780,169)

OTHER ITEMS
Foreign exchange gain (loss)	(519,792)	(522,169)	310,611
Gain on investments	1,074,394	625,961	136,865
Loss on disposal of equipment	(47,322)	(49,662)	-
Change in fair value of held-for-trading investments	(79,539)	172,992	21,541
Write-off of mineral property	-	(278,380)	-
Interest income	229,733	82,793	314,950
Loss on dilution of investment in a former subsidiary	(142,400)	-	-
	515,074	31,535	783,967
Loss before income taxes	(10,184,843)	(4,980,534)	(2,996,202)
Income tax recovery (Note 14)	643,315	270,420	-
Net loss for the year	$(9,541,528)	$(4,710,114)	$(2,996,202)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.24)	$(0.16)	$(0.11)
Weighted average number of common shares outstandings	40,055,905	29,331,005	28,243,158

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMRPEHENSIVE INCOME
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010	2009

Loss for the year	$(9,541,528)	$(4,710,114)	$(2,996,202)
Other comprehensive income (loss)
Unrealized gain on available-for-sale investments	-	936,278	(270,040)
Future income taxes on available-for-sale investments	-	(132,936)	-
Realization of previously unrecognized gain on available- for-sale investments, net of future income tax recovery	(864,848)	(65,703)	25,348

Comprehensive income (loss)	$(10,406,376)	$(3,972,475)	$(3,240,894)

Accumulated other comprehensive income, beginning of year	$864,848	$127,209	$371,901

Transition adjustment to opening balance	-	-	-
Other comprehensive income for the year	-	737,639	(244,692)
Realization of previously unrecognized gain on available- for-sale investments, net of future income tax recovery	(864,848)	-	-

Accumulated other comprehensive income, end of year	$-	$864,848	$127,209

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010	2009

OPERATING ACTIVITIES
Net loss for the year	$(9,541,528)	$(4,710,114)	$(2,996,202)
Items not affecting cash:
Gain on sale of investments	(1,074,394)	(560,258)	(136,865)
Change in fair value of held-for-trading investments	79,539	(172,992)	(21,541)
Loss on disposal of equipment	47,322	49,662	-
Recognition of unrealized gain in accumulated other comprehensive income	-	(65,703)	-
Shares issued as bonus shares	953,760	115,440	117,986
Commitment to issue shares for bonus payments (Note 11)	391,631	100,365	75,681
Shares received for option payments	(107,825)	(135,000)	(84,825)
Amortization	141,602	85,191	103,228
Loss on dilution of investment in a former subsidiary	142,400	-	-
Write-off of mineral property	-	278,380	-
Unrealized foreign exchange (gain) loss	105,379	15,648	(10,648)
Future income tax recovery	(643,315)	(270,420)	-
Stock-based compensation	2,119,328	479,437	284,491

Change in non-cash working capital items
Receivables	(19,160)	1,355,973	(1,326,047)
Prepaid expenses	(233,484)	66,011	(90,497)
Accounts payable and accrued liabilities	772,246	(334,974)	84,204
Advances from joint venture partners	(152,967)	(145,332)	117,601
Net cash used in operating activities	(7,019,466)	(3,848,686)	(3,883,434)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities	3,440,659	1,686,700	489,690
Reduction of cash on dilution of investment	(49,250)	-	-
Purchase of gold inventory	(76,988)	-	-
Proceeds from sale of gold inventory	4,671	-	-
Acquisition of marketable securities	(872,653)	(1,075,890)	(773,265)
Restricted cash	(150,566)	(174,078)	-
Reclamation bonds	(174,671)	(31,719)	-
Acquisition of subsidiary	(155,070)	(202,872)	-
Cash acquired from acquisition of subsidiary	63,367	352,335	-
Acquisition of mineral properties	(127,752)	(263,537)	(1,216,000)
Recoveries of mineral properties from joint venture partners	924,620	-	1,216,000
Purchase of equipment	(130,589)	(80,968)	(76,180)
Net cash provided by (used in) investing activities	2,695,778	209,971	(359,755)

FINANCING ACTIVITIES
Proceeds received from private placements	40,655,000	5,272,590	3,502,000
Share issue costs	(185,607)	(98,226)	-
Proceeds on exercise of stock options	1,125,392	760,200	186,000
Proceeds on exercise of warrants	3,108	-	-
Net cash provided by financing activities	41,597,893	5,934,564	3,688,000

Change in cash and cash equivalents	37,274,205	2,295,849	(555,189)
Cash and cash equivalents, beginning of year	11,095,799	8,799,950	9,355,139
Cash and cash equivalents, end of year	$48,370,004	$11,095,799	$8,799,950

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

	Number of common shares	Capital stock	Commitment to issue shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance as at March 31, 2008	26,472,280	$17,365,197	$67,525	$1,623,918	$371,901	$(7,195,132)	$12,233,409
Shares issued on private placements	1,700,000	2,822,000	-	680,000	-	-	3,502,000
Shares issued on exercise of stock options	160,000	186,000	-	-	-	-	186,000
Shares issued as bonus shares	183,365	185,510	-	-	-	-	185,510
Reclassification of fair value of options exercised	-	115,005	-	(115,005)	-	-	-
Stock-based compensation	-	-	-	284,491	-	-	284,491
Commitment to issue shares	-	-	8,337	-	-	-	8,337
Unrealized loss on available-for-sale investments	-	-	-	-	(244,692)	-	(244,692)
Loss for the year	-	-	-	-	-	(2,996,202)	(2,996,202)

Balance as at March 31, 2009	28,515,645	$20,673,712	$75,862	$2,473,404	$127,209	$(10,191,334)	$13,158,853
Shares issued on acquisition of BCE	2,127,790	4,191,746	-	-	-	-	4,191,746
Warrants issued on acquisition of BCE	-	-	-	845,943	-	-	845,943
Shares issued on private placements	2,559,510	5,272,590	-	-	-	-	5,272,590
Shares issued on mineral property option payment	338,877	677,754	-	-	-	-	677,754
Shares issued on exercise of stock options	650,000	760,224	-	-	-	-	760,224
Shares issued as bonus shares	74,000	115,440	-	-	-	-	115,440
Reclassification of fair value of options exercised	-	390,889	-	(390,889)	-	-	-
Stock-based compensation	-	-	-	479,438	-	-	479,438
Commitment to issue shares	-		24,503				24,503
Unrealized loss on available-for-sale investments	-	-	-	-	737,639	-	737,639
Share issue costs	-	(98,226)	-	-	-		(98,226)
Loss for the year	-	-	-	-	-	(4,710,114)	(4,710,114)

Balance as at March 31, 2010	34,265,822	$31,984,129	$100,365	$3,407,896	$864,848	$(14,901,448)	$21,455,790
Shares issued on private placements	14,900,000	40,655,000	-	-	-	-	40,655,000
Shares issued as finders' fees	398,970	1,104,728	-	-	-	-	1,104,728
Shares issued on exercise of stock options	759,000	1,125,392	-	-	-	-	1,125,392
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	3,108
Shares issued as bonus shares	448,000	953,760	-	-	-	-	953,760
Shares issued on acquisition of subsidiary	160,000	316,800	-	-	-	-	316,800
Shares issued on acquisition of mineral property	28,283	72,687	-	-	-	-	72,687
Reclassification of fair value of options exercised	-	608,010	-	(608,010)	-	-	-
Stock-based compensation	-	-	-	2,119,328	-	-	2,119,328
Commitment to issue shares	-		391,631				391,631
Unrealized loss on available-for-sale investments		-	-	-	(864,848)	-	(864,848)
Share issue costs	-	(1,764,844)	-	474,509	-	-	(1,290,335)
Loss for the year	-	-	-	-	-	(9,541,528)	(9,541,528)

Balance as at March 31, 2011	50,961,629	$75,058,770	$491,996	$5,393,723	$-	$(24,442,976)	$56,501,513

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Eurasian and its wholly-owned subsidiaries. The Company acquired its wholly-owned subsidiary Bronco Creek Exploration Ltd. (“BCE”) on January 20, 2010 (see Note 4) and its results from operations and cash flows from that date have been included in these consolidated financial statements. All significant intercompany transactions and balances have been eliminated upon consolidation.

Financial Instruments

All financial instruments are classified into one of the following four categories:

i)    Financial assets and financial liabilities held for trading
Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income (loss) for the period in which they arise.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

ii) Held-to-maturity financial assets
Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in net income (loss) for the period.

iv) Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Eurasian’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, warrants, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets held for trading and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified as available-for-sale and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as held-for-trading and are carried at fair market value. Changes in fair value of held-for-trading assets are reflected in the statement of operations and deficit in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the balance sheet until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash are classified as financial assets held-for-trading.

The Company classifies its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

Mineral properties and exploration expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. When there is little prospect of further work on a property being carried out by Eurasian or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A mineral property acquired under an option agreement where payments are made at the sole discretion of Eurasian, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at a rate of 20% per annum. Amortization on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value. Eurasian has no known asset retirement obligations.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the appropriate transaction date rates, except for amortization, which is translated at the same rate as the related asset.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Translation gains and losses are reflected in the statements of operations.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.

Gold inventory

Gold inventory is carried on the balance sheet at the lower of cost and net realizable value. A decline in the value of Gold inventory below cost, due to market conditions, will be charged to income with subsequent increases in value reflected in the carrying value to a maximum of the original cost. An assessment of net realizable value is made at each balance sheet date. When the net realizable value declines below cost, a write-down is recorded.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to share capital. Stock-based compensation awards are calculated using the Black-Scholes option pricing model.

Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current period, and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. To the extent that Eurasian does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of Eurasian at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted losses per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of equity units issued in private placements

Eurasian has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include:

i) Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

iii) The determination of future income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements, under which the Company may receive shares as payment, require the Company to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

3. NEW AND FUTURE ACCOUNTING STANDARDS

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective April 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS.

International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB’) requires the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2010 required the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended March 31, 2011. The Company presented IFRS financial statements for its June 30, 2011 interim financial statements.

4. ACQUISITION OF SUBSIDIARIES

Bronco Creek Exploration

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. Before the Acquisition, the Company surrendered the conversion feature of the promissory note.

The loss of $50,735 on change of the terms of the promissory note is included in the consideration of acquiring BCE.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

4. ACQUISITION OF SUBSIDIARIES (cont’d…)

The purchase price allocation is as follows:

Purchase price:

Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607
$5,291,296

Purchase price allocation:
Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 9)	8,510,276
Accounts payable and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)
$5,291,296

Phelps Dodge Exploration Sweden

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The purchase price was US$150,000 and 160,000 common shares of the Company at a value of $1.98 per share.

The purchase price allocation is as follows:

Purchase price:

Issuance of Eurasian common shares	$316,800
Cash	155,070
$471,870

Purchase price allocation:
Cash	$63,367
Receivables	4,024
Royalty properties (Note 9)	592,032
Accounts payable	(16,604)
Future income tax liability	(170,949)
$471,870

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

5. INVESTMENTS

At March 31, 2011, the Company had the following investments:

		Accumulated
		Unrealized Gains
	Cost	(Losses)	Fair Value

Available-for-sale investments
Common shares	$-	$-	$-

Held-for-trading investments
Warrants	-	172,088	172,088
Common shares	198,080	(16,667)	181,413
	198,080	155,421	353,501
	$198,080	$155,421	$353,501

At March 31, 2010, the Company had the following investments:

		Accumulated
		Unrealized Gains
	Cost	(Losses)	Fair Value

Available-for-sale investments
Common shares	$1,195,855	$997,784	$2,193,639

Held-for-trading investments
Warrants	-	258,304	258,304
Common shares	300,200	123,825	424,025
	300,200	382,129	682,329
	$1,496,055	$1,379,913	$2,875,968

During the year, the Company recorded an unrealized gain of $Nil (2010 – gain of $936,278; 2009 – loss of $270,040) on common shares designated as available-for-sale. The Company recorded total other comprehensive loss of $Nil (2010 –income of $737,639; 2009 – loss of $244,692) for the year ended March 31, 2011. Common shares and common share purchase warrants acquired in the prior year on acquisition of BCE are designated as held-for-trading. Accordingly the change in fair value has been recorded in the net loss for the year.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. The Company originally recognized the note payable as available-for-sale investment and the conversion feature as held-for-trading investment. Before the Acquisition (Note 4), the Company surrendered the conversion feature of the promissory note. The modification of the loan is deemed as the settlement of the original promissory note and the issuance of a new promissory note. The Company recorded a $65,703 accumulated unrealized gain on the promissory note which was originally recorded in accumulated other comprehensive income.

6. RESTRICTED CASH

At March 31, 2011 the Company classified $387,124 (2010 - $236,558) as restricted cash. This amount is comprised of $50,960 (2010 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $336,164 (2010 -$185,598) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s joint venture partner in Haiti.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

7. EQUIPMENT

	March 31, 2011			March 31, 2010
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Equipment	$853,000	$538,084	$314,916	$729,844	$354,829	$375,015

During the year ended March 31, 2011 amortization of $140,200 (2010 - $69,883; 2009 - $55,486) has been included in exploration expenditures. A loss on disposal of fixed assets of $47,322 (2010 $49,662; 2009 - $Nil) was recognized during the year. This amount relates to equipment destroyed during the January 2010 earthquake in Haiti.

8. EQUITY INVESTMENTS

The Company has a 49% equity investment in a joint venture with Chesser Resources Ltd, an ASX listed Exploration Company. At March 31, 2011, the Company’s investment in the joint venture was $79,121 (2010 - $Nil). The Company’s share of the loss of the joint venture for the year ended March 31, 2011 was $57,694 (2010 - $Nil; 2009 - $Nil) which has been included in gain on investments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at:

Mineral properties

Country	Properties	March 31, 2011	March 31, 2010

Asia Pacific	Australia various	$200,438	$-

Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property(recoveries)	(2,140,720)	(1,216,100)

Kyrgyz Republic	Gezart property	39,000	39,000

Sweden	Various	16,671	16,671
	Viad royalties	592,033	-

Turkey	Beyoulk	68,191	68,191
	Biga Peninsula	153,960	153,960
	Golcuk property	34,674	34,674
	Sisorta	-	283,508
	Trab	78,587	78,587

United States of America	Cathedral Well, Nevada	680,822	680,822
	Copper Springs, Arizona	1,276,541	1,276,541
	Courtland East, Arizona	42,551	42,551
	Hardshell Skarn, Arizona	170,206	170,206
	Jasper Canyon, Arizona	382,962	382,962
	Mesa Well, Arizona	510,617	510,617
	Middle Mountain, Arizona	425,514	425,514
	Mineral Hill, Wyoming	425,514	425,514
	Park-Sayler, Arizona	340,411	340,411
	Red Hills, Arizona	510,617	510,617
	Richmond Mountain, Nevada	425,514	425,514
	Silver Bell, Arizona	765,924	765,924
	Superior West, Arizona	1,914,812	1,914,812
	Yerington, Nevada	638,271	638,271

Total		$9,693,830	$10,109,487

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, and subsequently changed its name to Viad Royalties AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) for a total purchase price of $471,870 (Note 4). The values attributed to these properties are disclosed above. On May 21, 2010, Chesser Resources completed an earn-in to the Sisorta property and was awarded 51% of EBX BVI by way of issuance of 3,143 common shares of EBX BVI. This resulted in the removal of $283,508 related to the original acquisition costs of the Sisorta property and a loss on dilution of a former subsidiary of $142,400.

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above. The Company relinquished the Akoguz license in the Kyrgyz Republic during the prior year, and consequently wrote-off $278,380 relating to the original acquisition costs of the license.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Exploration expenditures

During the year ended March 31, 2011, the Company incurred the following exploration expenditures which were expensed as incurred:

	Asia Pacific	Haiti	Kyrgyz Republic	Sweden	Turkey and Caucasus	United States of America	Other	Total
Administration	$14,259	$245,760	$106,647	$93,652	$133,987	$127,631	$34,816	$756,752
Assays	16,590	20,350	43,768	355	325,562	81,482	7,731	495,838
Database acquisition	38,952	-	-	-	7,387	-	-	46,339
Drilling	-	6,080	494,342	63,512	367,660	665,019	-	1,596,613
Fees and permits	23,037	8,791	-	184,003	195,066	440,868	38,665	890,430
Field supplies	19,485	536,911	47,879	23,696	197,225	152,046	4,400	981,642
Geophysics	45,044	89,784	-	-	112,334	260,323	-	507,485
Legal	101,294	3,489	17,190	13,878	43,028	12,870	-	191,749
Personnel - consultants/employees	630,394	930,329	202,291	454,946	842,173	1,097,051	208,037	4,365,221
Travel	55,274	252,158	39,179	51,719	78,807	76,613	37,255	591,005
Vehicles	3,864	388,846	48,952	10,632	65,814	-	-	518,108
	948,193	2,482,498	1,000,248	896,393	2,369,043	2,913,903	330,904	10,941,182
Recoveries	-	(2,312,864)	-	(13,540)	(2,009,151)	(1,849,859)	-	(6,185,414)
Net exploration expenditures	$948,193	$169,634	$1,000,248	$882,853	$359,892	$1,064,044	$330,904	$4,755,768

During the year ended March 31, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

	Asia Pacific	Haiti	Kyrgyz Republic	Europe	Turkey and Caucasus	United States of America	Other	Total
Administration	$8,532	$288,004	$-	$110,718	$104,278	$88,349	$22,281	$622,162
Assays	5,338	167,623	-	68,258	280,078	447	2,235	523,979
Drilling	-	-	-	246	595,660	105,436	-	701,342
Fees and permits	411	84,952	-	75,738	115,220	38,814	1,644	316,779
Field supplies	792	742,303	-	28,046	147,461	14,842	4,121	937,565
Geophysics	-	8,087	-	-	-	75,448	-	83,535
Legal	15,148	39,708	-	4,993	23,916	-	226	83,991
Personnel - consultants/employees	185,143	1,591,384	-	573,607	823,979	173,230	120,405	3,467,748
Travel	35,043	428,729	-	54,510	67,701	-	55,965	641,948
Trenching and roads	-	-	-	20,733	43,816	-	-	64,549
Vehicles	-	284,843	-	29,388	98,135	-	(3,109)	409,257
Other	-	-	-	6,546	(2,501)	-	-	4,045
	250,407	3,635,633	-	972,783	2,297,743	496,566	203,768	7,856,900
Recoveries	-	(2,901,548)	-	-	(2,029,827)	(330,485)	-	(5,261,860)
Net exploration expenditures	$250,407	$734,085	$-	$972,783	$267,916	$166,081	$203,768	$2,595,040

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

During the year ended March 31, 2009, the Company incurred the following exploration expenditures which were expensed as incurred:

	Asia Pacific	Haiti	Kyrgyz Republic	Europe	Turkey and Caucasus	United States of America	Other	Total
Administration	$-	$417,839	$-	$172,970	$298,422	$-	$16,864	$906,095
Assays	-	271,127	-	88,998	563,485	-	-	923,610
Drilling	-	63,120	-	148,614	1,834,967	-	-	2,046,701
Fees and permits	-	305,871	-	37,459	166,757	-	1,968	512,055
Field supplies	-	367,152	-	88,792	265,441	-	-	721,385
Geophysics	-	4,935	-	-	103,751	-		108,686
Legal	-	133,326	-	7,756	19,480	-	7,794	168,356
Personnel - consultants/employees	-	1,781,555	-	643,406	1,324,410	-	56,747	3,806,118
Travel	-	477,067	-	77,152	72,788	-	16,084	643,091
Trenching and roads	-	20,058	-	28,514	65,603	-	-	114,175
Vehicles	-	453,068	-	49,706	117,796	-		620,570
Other	-	-	-	-	101,932	-		101,932
	-	4,295,118	-	1,343,367	4,934,832	-	99,457	10,672,774
Recoveries	-	(3,995,841)	-	-	(4,514,597)	-	-	(8,510,438)
Net exploration expenditures	$-	$299,277	$-	$1,343,367	$420,235	$-	$99,457	$2,162,336

Kyrgyz Republic licenses

The Company has four licenses in Kyrgyzstan: Gezart and Akart, forming a contiguous block, and Uchkol and Suchodol licenses in the northeast part of the country. For calendar 2011, a 350 metre drill program with minimum expenditures of US$217,000 is required. Management does not intend to renew the Akart license and there are no capitalized costs to be removed in respect of the Akart license. For the Suchodol and Uchkol licenses, the 2011 work commitments are US$17,000, and US$51,000, respectively.

Sweden licenses

The Company has been granted six exploration permits that comprise the Kiruna South project (Pikkujarvi 1, 2, 3, and 4, Puoltsa 10, Kalixfors 1, and Saivo 1) in the area south of Kiruna, Northern Sweden. Additionally, the Company holds 2 licenses under the Storasen Project (Storasen 1 and 2,), 2 licenses in the regional program (Ussavaara 1 and Norrmyran 2), and 2 licenses (Rumma 1 and Norrmyran 1) that were acquired as part of the Phelps Dodge Sweden Exploration AB acquisition. There are no specific spending commitments on the Swedish licenses and permits.

Kiruna South

On February 17, 2011, the Company entered into a Strategic Regional Alliance and Earn-In Agreement with Antofagasta Minerals S.A., a company organized under the laws of Chile (“Antofagasta”). Antofagasta and the Company have agreed to form an alliance to carry out mineral exploration and project development in Sweden on certain licenses (“Alliance properties”), with a right of Antofagasta to earn up to an undivided 70% interest in certain projects, including the Kiruna South Designated Project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Kiruna South (continued)

In connection with the signing of the agreement Antofagasta purchased an aggregate of $5,005,000 of Units in the capital of the Company at a price of $3.25 per Unit on March 1, 2011. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire an additional common share for a period of two years at $4.00 (Note 11). Upon payment of the Units, the Company and Antofagasta were deemed to have entered into an alliance.

The Company will act as the operator and will continue to explore and develop the Alliance properties until such time as the combined Technical Committee determines a project or license is to be designated a Designated Project. As of the Effective Date, the Parties deemed the Kiruna South Properties as a Designated Project. The Kiruna South Properties include the Norrmyran 1, Storasen 1 and 2, and Rumma 1 licenses. Upon the designation of other licenses or projects as Designated Projects, Antofagasta will pay to Eurasian a success fee of $50,000 for each new Designated Project; and reimburse the Company for Qualifying Acquisition Costs incurred in connection with the acquisition of the Alliance Property that is designated as a Designated Project, and Antofagasta will be entitled to attribute the Qualifying Acquisition Costs towards its obligation to fund the First Option Expenditures in respect of the applicable Designated Project.

Upon an Alliance Property being determined to be a Designated Project, the First Earn-In Phase will commence and the Company will grant to Antofagasta the sole and exclusive right and option to acquire an undivided 51% Interest in such Designated Project (the “First Option”) by completing the following in respect of the Kiruna South Designated Project:

Funding expenditures totaling US$10,000,000 over a five year period as follows,

i.	not less than US$500,000 on or before the first anniversary of the Effective Date;

ii.	not less than an additional US$1,000,000 on or before the second anniversary of the Effective Date (for cumulative First Option Expenditures of $1,500,000);

iii.	not less than US$2,000,000 on or before the third anniversary of the Effective Date (for cumulative First Option Expenditures of US$3,500,000);

iv.	not less than US$3,000,000 on or before the fourth anniversary of the Effective Date (for cumulative First Option Expenditures of US$6,500,000); and

v.	not less than US$3,500,000 on or before the fifth anniversary of the Effective Date (for cumulative First Option Expenditures of US$10,000,000);

For projects and licenses designated as Designated Projects subsequent to the Effective date, the Company will grant to Antofagasta the sole and exclusive right and option to acquire an undivided 51% Interest in such Designated Projects (the “First Option”) by funding Expenditures on the applicable Designated Project of an aggregate of US$5,000,000 (the “First Option Expenditures”) over a five-year period, commencing on the relevant Designation Date of the applicable Designated Project, to be funded as follows:

i.	not less than US$500,000 on or before the first anniversary of the relevant Designation Date;

ii.	not less than an additional US$500,000 on or before the second anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$1,000,000);

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Kiruna South (continued)

iii.	not less than an additional $1,000,000 on or before the third anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$2,000,000);

iv.	not less than an additional $1,250,000 on or before the fourth anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$3,250,000); and

v.	not less than an additional $1,750,000 on or before the fifth anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$5,000,000).

In addition, in respect of a designated project, Antofagasta is required to make a one-time payment to the Company on or before the fifth anniversary of the relevant Designation Date equal to the product obtained by multiplying 225,000 pounds of copper by the Copper Price calculated on the date of payment (the “First Copper Payment”). In the case of the Kiruna South Designated Project, the First Copper Payment must be made on or before the fifth anniversary of the Effective Date as a condition to exercise of the First Option.

Upon Antofagasta satisfying the First Option Conditions, Antofagasta will be deemed to have earned an undivided 51% Interest. On the First Option Date, the Mineral Rights and Other Rights comprising the applicable Designated Project will be deemed to be a Joint Venture Property and transferred to a newly formed entity (“Newco”).

If Antofagasta exercises the First Option the Second Earn-In Phase will commence immediately. On the First Option Exercise Date the Company will grant to, or will cause Newco to grant to, Antofagasta the sole and exclusive right and option to acquire an additional undivided 19% Interest (for an aggregate 70% Interest) (the “Second Option”). The right of Antofagasta to exercise the Second Option and acquire an additional undivided 19% Interest (for an aggregate 70% Interest) is conditional on Antofagasta (collectively the “Second Option Conditions”):

a.	exercising the First Option;

b.	funding Expenditures on the applicable Joint Venture Property as follows,

	i.	not less than US$500,000 on or before the first anniversary of the First Option Exercise Date;

	ii.	not less than an additional US$1,000,000 on or before the second anniversary of the First Option Exercise Date (for cumulative Second Option Expenditures of US$1,500,000);

	iii.	not less than an additional US$1,500,000 on or before the third anniversary of First Option Exercise Date (for cumulative Second Option Expenditures of US$3,000,000); and

	iv.	not less than an additional US$2,000,000 annually thereafter until a Feasibility Study is delivered and a Second Copper Payment is made; and

c.		preparing and delivering to Newco a Feasibility Study on the applicable Joint Venture Property; and

d.

making a one-time payment to the Company on or before the date of delivery of the Feasibility Study equal to the product obtained by multiplying 225,000 pounds of copper by the Copper Price calculated on the date of payment (the “Second Copper Payment”).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Kiruna South (continued)

Upon Antofagasta satisfying the Second Option Conditions, Antofagasta will be deemed to have earned an additional undivided 19% Interest (for an aggregate 70% Interest).

At any time following the commencement of the Post-Feasibility Phase until the Commencement of Commercial Production or the termination of the Post-Feasibility Phase, the Company may elect to Transfer its entire Interest to Antofagasta (or its designated Affiliate) (the “Put Option”), subject to the following terms:

i.

effective as of the date of the exercise of the Put Option (the “Put Option Exercise Date”) by the Company, the Post-Feasibility Phase will terminate and the Company will thereafter have no further right, title or interest in the applicable Joint Venture Property, the applicable Newco except that Antofagasta will grant to the Company a 2% Royalty calculated and granted over the applicable Joint Venture Property. Antofagasta will make annual payments to the Company, as an advancement for the 2% Royalty granted to the Company (the “Advance Royalty Payments”) equal to the product obtained by multiplying 90,000 pounds of copper by the Copper Price calculated on the date of payment, the first such payment to be made within 90 days of the Put Option Exercise Date and subsequent payments to be made annually on the anniversary of the Put Option Exercise Date; and

ii.

if, by the seventh anniversary date of the commencement of the Post-Feasibility Phase, the Operator or Antofagasta (as the case may be) has failed to obtain all necessary material permits and licenses to operate a mine and to proceed with the Commencement of Commercial Production on the applicable Joint Venture Property, upon due application and diligent effort by the Operator or Antofagasta to obtain same, the amount of the Advance Royalty Payments due each year will be reduced by 50% until such necessary material permits and licenses are obtained.

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.

(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).

(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Sisorta Joint Venture (continued)

Chesser completed the earn-in and was awarded 51% of EBX BVI (a wholly owned subsidiary of the Company) by way of issuance of 3,143 common shares of EBX BVI on May 21, 2010.

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser.

The financial results of the Sisorta Joint Venture are no longer consolidated and are accounted for as an investment under the equity method.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as follows:

Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 (incurred) by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of March 31, 2011, all advance royalty payments due were received.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Dedeman Agreement (continued)

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% royalty on Sofular at any time for US$1,000,000.

Haiti exploration permits

La Miel Joint Venture

In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010
  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

La Miel Joint Venture (continued)

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a Regional Strategic Alliance (“RSA”) exploration program. The RSA concluded in January 2011 the finalization of an agreement whereby all exploration lands under the RSA were converted to Designated Projects. On a go-forward basis, Newmont will now solely fund and manage the exploration programs in Haiti, eliminating the 65%/35% split of costs incurred under the original agreement. Exploration lands formerly covered under the SRA are included as two new Designated Projects: Northeast Haiti and North Central Haiti. Newmont may earn a 70% participating interest in the new Northeast Haiti and North Central Haiti Designated Projects by solely funding the first US$10M in venture expenditures on, or before, six years from the date the government issues the mining convention and exploration licenses. If EMX elects for its interest to be financed, Newmont may earn an additional 5% interest in any specific Designated Project.

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.

  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows: US$750,000 in cash or the Company’s stock and US$250,000 in cash (paid on January 20, 2010).

  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.

  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or

  Complete a positive feasibility study on the property by December 22, 2014.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Grand Bois Joint Venture (continued)

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement and Newmont has reimbursed the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and research permits, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

  US$1,000,000 on or before the first anniversary of the issuance of the mining convention and exploration licenses;

  An additional US$2,000,000 on or before the second anniversary;

  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Montagne Designated Project

On September 7, 2010 Newmont increased its participation in the Company’s Platon and La Montagne licenses by electing them as a Designated Project (collectively the Montagne Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 70% participating interest in the Montagne Designated Project by solely funding the first US$10 million in venture expenditures within six years following the issuance of the mining convention and research permits for this Project. If EMX elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

United States exploration licenses

Bullion Creek Property, Arizona

The Company holds a 100% interest in the Bullion Creek property. Mineral rights are held by 197 unpatented federal mining claims and two State of Arizona exploration permits.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company owns a 100% interest in the Cathedral Well property comprised of 232 unpatented federal mining claims, located on BLM and National Forest lands. The 100% owned Richmond Mountain property comprises 231 unpatented federal mining claims. By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the considerations consisting of a combination of cash payments and a net smelter royalty. ELD has fulfilled its commitment in both the Cathedral Well and Richmond Mountain properties by making cash payments to EMX of $133,916 and $137,989 and completing exploration expenditures of $785,373 and $440,315 respectively and has earned the right to a 0.5% NSR on both properties. Subsequent to March 31, 2011, ELD has terminated its interest in both projects and retained the 0.5% NSR.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprising 57 unpatented federal mining claims.

Copper Springs, Globe-Miami District, Arizona

Mineral rights are held by 250 federal unpatented mining claims and 1 Arizona State exploration permit. The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Copper Springs property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. Subsequent to March 31, 2011, the Company negotiated and executed a termination of the Letter of Agreement including a debt settlement with GEO where all mineral rights revert 100% back to the Company.

Courtland East Property, Arizona

Mineral rights are held by 18 unpatented mining claims.

Hardshell Skarn Property, Arizona

The Company owns a 100% interest in the Hardshell Skarn property comprising 16 unpatented federal mining claims located on Coronado National Forest lands.

Jasper Canyon Property, Arizona

The Company controls a 100% interest in 91 unpatented mining claims located on Tonto National Forest.

Mesa Well Property, Arizona

The Company owns a 100% interest in mineral rights held by 6 Arizona State Exploration Permits. Subsequent to March 31, 2011, the Company executed a Regional Acquisition Agreement with Vale Exploration Canada, whereby as part of the Agreement, Vale elected the Mesa Well project as the first Designated Project and subject to the terms of an Earn-In Agreement. Vale may earn an initial 60% equity interest in the project for consideration of cash payments and $4,500,000 in exploration expenditures within four years.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Middle Mountain Property, Arizona

The Company owns a 100% interest in 44 federal unpatented mining claims and 13 Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted GEO a 100% interest in the Middle Mountain property, for consideration comprising advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an Amending Agreement on June 14, 2010 granting GEO an extension to the work commitments and advance royalty payments until completion of the ongoing drill program.

Mineral Hill Property, Wyoming

The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and Mineral Hill LP, all further considerations will be divided as to 30% to the Company and 70% to Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for consideration comprising advance royalty payments, common shares of GPD, and warrants to purchase GPD common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. On May 10, 2011, the Company executed an amendment to the Mining Lease Agreement dated May 10, 2010 that reduces the second and third year work commitments.

Park-Sayler, Sacaton Property, Arizona

The Company owns a 100% interest in the Park-Sayler property mineral rights comprised of 1 Arizona State Exploration Permit.

Red Hills Property, Arizona

The Red Hills property comprises 264 federal unpatented mining claims, and 5 Arizona state exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an Amending Agreement on June 14, 2010 granting GEO an extension to the work commitments and advance royalty payments until completion of a drill program.

Red Picacho Property, Arizona

The Company holds a 100% interest in the Red Picacho property with 50 unpatented federal mining claims.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Silver Bell West, Silver Bell District, Arizona

Mineral rights are held by 188 federal unpatented mining claims. The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. Subsequent to March 31, 2011, the Company executed an amendment to the LOI reducing the first and second year work commitments.

Superior West Project, Arizona

The property consists of 269 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands and 14 unpatented federal mining claims under option from Carouso and Sparks. The Company owns a 100% interest in the mineral rights on mining claims staked by the Company and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the consideration of cash payments totaling US$1,000,000 on or before July 31, 2014. Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property, may be acquired for cash consideration, making all property and option payments on behalf of the Company to Caruso and Sparks and minimum exploration expenditures. FMEC may acquire the additional 19% interest by sole funding and delivering a feasibility study.

Yerington West Property, Nevada

Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM. By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc., (“ETG”) the right to acquire an 80% interest in the Yerington West property, for consideration of cash payments, common shares of ETG, advanced production payments, minimum exploration expenditures, and delivery of a bankable feasibility study by November 23, 2019.

Australia-Asia Pacific

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia acquired either directly through staking or through agreements with three key license holders.

Perry & Armstrong

On December 7, 2009 (amended June 20, 2010) the Company entered into an agreement with two individuals to acquire a right to earn up to a 100% interest in the exploration license 6854 for a total consideration of A$100,000 (cash and shares). Of this consideration, A$20,000 is due on signing (paid), and A$40,000 cash (paid) and A$40,00 in shares of the Company (16,632 shares issued subsequent to year end at a value of $41,580 or $2.50 per share) is due on the 1st anniversary of the amended agreement. The agreement also includes a requirement to satisfy work commitments totaling A$350,000 over a period of three years.

Once the 100% ownership is vested by the Company in the property, Perry and Armstrong’s interest reverts to a 2% NSR, at which time EMX has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves” (as defined in The JORC Code) of gold contained within the Tenement at a price of US$30 per ounce of gold.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (continued)

Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd. to acquire a right to earn up to a 100% interest in four Exploration Licenses (EL6803, 7093, 7455 and 7623) in consideration of A$50,000 (paid) and an advanced minimum royalty payment of A$70,000 (28,283 shares were issued at a value of $72,683 or $2.57 per share) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years.

Once 100% ownership is earned by the Company, Arastra’s interest reverts to a 2% NSR, at which time the Company has the right to purchase 1.5% (after bankable feasibility study) of the NSR for A$8,000,000 less total AMR payments.

Rockwell

The Company entered into an agreement on March 2, 2011 with Rockwell Resources (“Rockwell”) in which the Company has the right to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments to Rockwell totaling A$200,000 over two years as a combination of A$100,000 cash (A$50,000 paid) and A$100,000 in shares (16,078 shares issued subsequent to year end at a value of $49,520 or $3.08 per share), and satisfying work commitments totaling A$1,100,000 over a three year period.

Once the 100% ownership is vested by the Company, Rockwell’s interest reverts to a 2% NSR, at which time the Company has the right to buy 1.0% of the NSR for A$5,000,000. The residual 1.0% NSR can be purchased by the Company for a further A$8,000,000 at any time thereafter.

10. RECLAMATION BONDS

	March 31, 2011	March 31,2010
Australia - various properties	$50,115	$-
Sweden - various properties	13,871	-
Turkey - various properties	122,234	137,463
United States of America - various properties	226,817	136,120
	$413,037	$273,583

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no asset retirement obligations related to the properties requiring reclamation bonds.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Common shares issued

In March 2011 the Company issued 5,500,000 units at $3.25 per unit in three separate tranches; 1,540,000 closed March 1, 2011, 921,000 closed March 14, 2011, and 3,039,000 closed on March 18, 2011. Each unit consisted of one common share and one half transferable share purchase warrant, each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units (being 5% of the number of units issued to subscribers introduced by finders) with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants (being 5% of such units) with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 70.11% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $3.50.

On November 9, 2010 and November 12, 2010, the Company issued 6,200,000 units and 800,000 units respectively at $2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share at $3.50 until November 9, 2011, $4.00 until November 9, 2012, $4.50 until November 9, 2013, $5.00 until November 9, 2014, and $5.50 until November 9, 2015. If the volume weighted average price of the Company’s common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 255,900 units (being 5% of the number of units issued to subscribers introduced by finders) with a fair value of $639,750 or $2.50 per unit, each unit having the same terms as those issued in the private placement, and 255,150 finder warrants (being 5% of such units) with a fair value of $303,509 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 85.23% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $2.65.

On June 9, 2010, the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

The Company issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share (Note 9).

The Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share (Note 4).

On March 12, 2010, the Company completed a non-brokered private placement financing with International Finance Corporation (“IFC”), a member of the World Bank Group for $5,272,590 by the issuance of 2,559,510 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles IFC to purchase one additional Common Share until the earlier of (a) three years from the date on which drilling commences on the Company’s Treiul-La Mine property in Haiti, or (b) February 19, 2015 at a purchase price of $2.88 per share.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (continued)

Common shares issued (continued)

On January 20, 2010, the Company completed its purchase of BCE. Under the terms of the Agreement, 2,127,790 shares and 1,063,895 non-transferable common share purchase warrants were issued in exchange for 100% of BCE's outstanding shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. A total of 1,703,120 common shares issued are subject to an 18 month escrow period as required by TSX Venture Exchange regulations.

On January 19, 2010, the Company made its first anniversary payment to Societe Miniere itadelle, S.A. as a requirement to acquire a 100% interest in the Grand Bois gold-copper property. The payment consists of a combination of US$250,000 in cash and the issuance 338,877 common shares of the Company pursuant to the terms of the purchase agreement.

On April 25, 2008, the Company completed a non-brokered private placement financing with Newmont (through Newmont Mining Corporation of Canada Limited) for $3,502,000 by the issuance of 1,700,000 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles Newmont, or its designated affiliate, to purchase one additional Common Share until April 25, 2010, at a purchase price of $2.50 per share. The proceeds of the private placement were allocated according to their relative fair value using the residual method to determine the fair value of the warrants issued. Of the total unit price of $2.06, $1.66 was allocated to the common share and $0.40 to the 0.75 of a warrant which comprised each unit.

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the three years ended March 31, 2011, the change in stock options outstanding was as follows:

		Weighted average
	Number	exercise price
Balance as at March 31, 2008	2,258,668	$1.39
Granted	768,000	1.01
Exercised	(160,000)	1.16
Cancelled / expired	(171,667)	1.37
Balance as at March 31, 2009	2,695,001	1.29
Granted	505,000	1.41
Exercised	(650,000)	1.20
Cancelled / expired	(305,000)	1.13
Balance as at March 31, 2010	2,245,001	1.38
Granted	1,653,000	2.33
Exercised	(759,000)	1.48
Cancelled / expired	(4,500)	1.35
Balance as at March 31, 2011	3,134,501	1.85
Number of options exercisable, March 31, 2011	3,111,168	$1.85

The weighted average grant date fair value of options granted during the year was $1.28 per option (2010 - $0.77; 2009 -$0.51) .

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (continued)

Stock options (continued)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2011:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date

May 1, 2006	218,334	218,334	$1.20	* May 1, 2011
October 1, 2006	50,000	50,000	0.80	October 1, 2011
May 10, 2007	190,000	190,000	1.35	May 10, 2012
May 22, 2011	6,667	6,667	1.40	May 22, 2012
June 1, 2007	29,000	29,000	1.63	June 1, 2012
June 21, 2007	400,000	400,000	1.81	June 21, 2012
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	385,000	385,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	115,000	115,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	1,005,000	981,667	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	120,000	120,000	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016

Total	3,134,501	3,111,168

Stock-based compensation

During the year ended March 31, 2011, the Company recorded stock-based compensation of $2,819,284 (2010 - $479,437; 2009 - $284,491), of which $2,119,328 represents the fair value of options granted in the year, and $699,955 represents the fair value of bonus shares granted or accrued during the year with the offsetting amounts credited to contributed surplus, commitment to issue shares, or share capital.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2011	2010	2009
Risk free interest rate	2.54%	1.73%	2.98%
Expected life (years)	5	5	5
Expected volatility	62.00%	63.00%	60.00%
Dividend yield	-	-	-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (continued)

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, directors and officers, area managers, and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date (most of which directly result from their significant efforts) and to provide them with a long term incentive to remain with the Company.

For the year ended March 31, 2011, the Company issued 448,000 (2010 – 74,000; 2009 – 183,365) common shares with a fair value of $953,760 (2010 - $115,400; 2009 – $185,510). Of this amount, $486,757 (2010 and 2009 – $Nil) has been included in stock-based compensation expense, $18,203 (2010 - $37,400; 2009 – $Nil) in consulting expenses, and $448,800 (2010 - $78,000; 2009 – $Nil) in mineral property expenditures.

For the year ended March 31, 2011, the Company also accrued in commitment to issue shares, $269,607 (2010 - $56,409) of stock based compensation and $222,390 (2010 - $43,956; 2009 - $42,834) of mineral property expenditures. Upon the reversal of prior year accruals included in commitment to issue shares, $213,198 has been included in stock based compensation and $178,434 in mineral property expenditures.

Warrants

During the three years ended March 31, 2011, the change in warrants outstanding was as follows:

	Number	Weighted average
		exercise price
Balance as at March 31, 2008	2,097,500	$2.00
Issued	1,275,000	2.50
Balance as at March 31, 2009	3,372,500	2.19
Issued	2,983,528	2.57
Expired	(2,097,500)	2.00
Balance as at March 31, 2010	4,258,528	2.55
Issued	10,475,655	3.61
Exercised	(1,554)	2.00
Expired	(1,275,000)	2.50
Balance as at March 31, 2011	13,457,629	$3.38

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (continued)

Warrants (continued)

As at March 31, 2011, the following share purchase warrants were outstanding:

	Number of Warrants	Exercise Price	Expiry Date

Acquisition of Bronco Creek, January 29, 2010	1,062,341	$2.00	January 29, 2012
Private placement, March 12, 2010	1,919,633	2.88	March 12, 2015
Private placement, November 8, 2010	6,200,000	*	November 8, 2015
Private placement, November 12, 2010	800,000	*	November 12, 2015
Finders Unit warrants, November 8, 2010	255,150	2.65	November 8, 2015
Finders warrants, November 8, 2010	255,900	*	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	March 18, 2013
Finders Unit warrants, March 14, 2011	8,075	4.00	March 14, 2013
Finders Unit warrants, March 18, 2011	63,460	4.00	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	March 18, 2013

Total	13,457,629

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

12. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011, the Company paid or accrued $1,212,176 (2010 – $715,995; 2009 - $423,834) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $769,308 (2010 - $375,685; 2009 - $277,254) is included in consulting costs, $72,000 (2010 - $60,000) is included in professional fees for director services, and $372,868 (2010 -$340,310; 2009 - $146,580) is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2011, a total of $24,158 (2010 - $193,126) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2010 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

13. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At March 31, 2011 and 2010, the Company had equipment and mineral properties located geographically as follows:

March 31, 2011	Equipment	Mineral properties

Asia Pacific	$-	$200,438
Canada	67,715	-
Haiti	101,661	-
Kyrgyz Republic	39,617	39,000
Sweden	2,858	608,704
Turkey and Caucuses	92,232	335,412
United States of America	10,833	8,510,276
	$314,916	$9,693,830

March 31, 2010	Equipment	Mineral properties

Asia Pacific	$-	$-
Canada	84,045	-
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671
Turkey and Caucuses	134,207	618,920
United States of America	7,617	8,510,276
	$375,015	$10,109,487

14. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2011	2010	2009

Loss for the year before income taxes	$(10,184,843)	$(4,980,534)	$(2,996,202)

Expected income tax (recovery)	$(2,854,930)	$(1,477,070)	$(917,587)
Effect of lower tax rates in foreign jurisdictions	559,957	344,260	(270,062)
Effect of lower tax rates on capital gains	(139,875)	(69,766)	(41,915)
Stock-based compensation	790,278	142,186	87,125
Foreign exchange	48,316	85,426	(90,456)
Other	(395,694)	156,638	9,806
Unrecognized benefit of non-capital losses	1,348,633	547,906	1,223,089
Total tax recovery	$(643,315)	$(270,420)	$-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

14. INCOME TAXES (continued)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Non-capital loss carry forwards	$5,686,000	$3,992,000
Share issue costs	280,000	20,000
Other	56,000	65,000
Future income tax assets	6,022,000	4,077,000
Valuation allowance	(5,287,000)	(4,077,000)
Future income tax assets	$735,000	$-

Future income tax liabilities:
Resource properties	$(3,197,000)	$(3,269,031)
Investments	(73,000)	(223,587)
Future income tax liabilities:	(3,270,000)	(3,492,618)
Recognized tax liabilities	643,315	270,420
Recognition of non-capital loss carry forwards	92,227	90,651
Net future income tax liability	$(2,534,458)	$(3,131,547)

The Company has available for deduction against future taxable income non-capital losses of approximately $26,300,000 (2010 - $19,800,000). These losses, if not utilized, will expire through to 2031. Future tax benefits which may arise as a result of these non-capital losses and other deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

15. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2011, the Company had working capital of $48,147,943 and shareholders’ equity of $56,501,513. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

15. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (continued)

Fair Value

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$48,370,004	$-	$-	$48,370,004
Restricted cash	387,124	-	-	387,124
Marketable securities	181,413	-	-	181,413
Warrants	-	172,088	-	172,088

Total	$48,938,541	$172,088	$-	$49,110,629

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $23,000.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2011 portfolio values, every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $16,000 before income taxes and net loss by $20,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

15. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (continued)

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US (“USD”) dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash, receivables, and accounts payable and accrued liabilities to foreign exchange risk is as follows:

As at March 31, 2011	US amount

Cash	$6,942,396
Receivables	385,953
Accounts payable and accrued liabilities	(105,452)

Total	$7,222,897

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the year ended March 31, 2011, the average USD to CDN foreign exchange rate was US$1 for every CDN$1.0172. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in the United States dollar against the Canadian dollar would result in a change in the loss/gain of approximately $72,000 for the year.

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011	2010	2009

Cash received for interest	$229,733	$242,534	$94,174
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

The significant non-cash investing and financing transactions during the year ended March 31, 2011 included:

a)	Re-allocation of $608,010 of contributed surplus to share capital from the exercise of options;
b)	Issuance of 28,283 common shares valued at $72,687 for the acquisition of mineral properties;
c)	Issuance of 160,000 common shares valued at $316,800 for the acquisition of a subsidiary;
d)	The net adjustment of $989,571 to accumulated other comprehensive income for fair value changes of investments available for sale;
e)	Issuance of 398,970 common shares valued at $1,104,728 as finder’s fees and share issue costs related to private placements;

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The significant non-cash investing and financing transactions during the year ended March 31, 2010 included:

a)	Receipt of shares valued at $135,000 of public companies pursuant to mineral property option and royalty agreements;
b)	Issuance of shares valued at $4,191,746 on acquisition of BCE;
c)	Issuance of warrants valued at $845,943 on acquisition of BCE;
d)	Issuance of shares valued at $677,754 for acquisition of mineral properties,
e)	Issuance of common shares valued at $115,440 for management bonuses; and
f)	Accrued $100,365 as a commitment to issue shares for management bonuses to be paid.

The significant non-cash investing and financing transactions during the year ended March 31, 2009 included:

a)	Receipt of shares valued at $84,825 of public companies pursuant to mineral property option and royalty agreements;
b)	Issuance of common shares valued at $185,510 for management bonuses; and
c)	Accrued $75,681 as a commitment to issue shares for management bonuses to be paid.

17. SUBSEQUENT EVENTS

Subsequent to March 31, 2011 the Company:

a)	Issued 429,300 common shares pursuant to the exercise of stock options for total proceeds of $525,728;

b)	Issued 52,691 common shares valued at $148,547 as part of the option payments on the properties in Australia (Note 9);

c)	Issued 273,000 bonus shares valued at $656,230 to directors, officers, employees and consultants of the Company;

d)

On April 6, 2011 through its wholly owned subsidiary Bronco Creek Exploration, entered into an Option Agreement with Vale Exploration Canada Inc (“VEC”) regarding potential mining deposits in Arizona, USA. The Company granted to VEC the right to earn up to a 75% interest by incurring the following:

To earn the initial 60% interest:

	a.	US $4,500,000 in exploration expenditures within 4 years of the effective date including:

		i.	US $100,000 in the first year; and

		ii.	An aggregate of US $500,000 within the first two years.

	b.	Paying US $30,000 upon the completion of the first 1,000 meters of drilling.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

17. SUBSEQUENT EVENTS (continued)

Upon completion of the initial required expenditures, a Mining Venture will be formed between the two groups for continued development of the properties in question. VEC can then earn an additional 15% (aggregate 75%) interest by incurring the following:

a.

Incur US $1,000,000 in annual Feasibility Costs until the feasibility completion date and VEC will not beconsidered to be in default if a minimum US $350,000 in Feasibility Costs are incurred. Feasibility Costs in excess of US $1,000,000 will carry-forward to the following year.

b.	If the feasibility study is not completed within seven years, VEC has an option to extend the feasibility period by another two years by paying the Company a one-time payment of US $1,000,000.

e)	The Board of Directors of the Company approved the Company’s change of the year-end effective December 31, 2011.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company has determined that no changes are required had these consolidated financial statements been prepared in accordance with US GAAP. The balance sheets, statements of operations, comprehensive income, shareholders’ equity and cash flows under Canadian and US GAAP are as follows:

Consolidated balance sheets

	March 31, 2011	March 31, 2010

Total assets, Canadian and US GAAP	$60,638,171	$25,688,242

Total liabilities, Canadian and US GAAP	4,136,658	4,232,452
Total shareholders' equity, Canadian and US GAAP	56,501,513	21,455,790
Total liabilities and shareholders' equity, Canadian and US GAAP	$60,638,171	$25,688,242

Consolidated statements of operations

		Years ended
	March 31, 2011	March 31, 2010	March 31, 2009

Loss for the year, Canadian GAAP and US GAAP	$(9,541,528)	$(4,710,114)	$(2,996,202)
Basic and diluted loss per share, Canadian and US GAAP	(0.24)	(0.16)	(0.11)
Weighted average shares outstanding, basic and diluted, Canadian GAAP and US GAAP	40,055,905	29,331,005	28,243,158

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated cash flows

	Years ended
	March 31, 2011	March 31, 2010	March 31, 2009

Cash flows used in operating activities, Canadian and US GAAP	$(7,019,466)	$(3,848,686)	$(3,883,434)
Cash flows provided by (used in) investing activities, Canadian and US GAAP	2,695,778	209,971	(359,755)
Cash flows provided by financing activities, Canadian and US GAAP	41,597,893	5,934,564	3,688,000
Change in cash and cash equivalents	37,274,205	2,295,849	(555,189)
Cash and cash equivalents, end of year	11,095,799	8,799,950	9,355,139
Cash and cash equivalents, end of year	$48,370,004	$11,095,799	$8,799,950

Material variations in the accounting measurement principles, practices and methods used in preparing these consolidated financial statements from measurement principles, practices and methods accepted in the United States are described and quantified below.

a)	Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of March 31, 2011 and 2010. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)	Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-08, “Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update should be applied retrospectively. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ” which amends U.S. GAAP to conform with fair value measurement and disclosure requirements in International Financial Reporting Standards. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include the following:

	•	Those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements.

	•	Those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.

In addition, to improve consistency in application across jurisdictions some changes in wording are necessary to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way (for example, using the word shall rather than should to describe the requirements in U.S. GAAP). The amendments in this update are to be applied prospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In December 2010, the FASB issued ASU 2010-29, “Business Combinations: (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other” (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this guidance is not expected to a material effect on the Company’s consolidated financial statements.